FOR IMMEDIATE RELEASE	December 11, 2013

Micromem Technologies Inc.:
Micromem and Northeast Utilities Sign US$5,400,000 Joint Development Agreement

Toronto, New York, December 11, 2013: Micromem Technologies Inc. (the “Company”) (CNSX: MRM, OTCBB: MMTIF) through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (MAST), is pleased to announce that it has executed a joint development agreement with Northeast Utilities (“Northeast”) (NYSE: NU) for US$5,400,000.

The principal objective outlined in the agreement would have the Company provide Northeast with Micromem’s MEMS-based sensor solution to detect transformer partial discharges. Transformer outages have considerable economic impact on the operation of an electrical network. Transformers are subject to electric discharges, caused by electrical disturbances, deterioration of insulation, inadequate maintenance, moisture and overloading. The probability of these electric discharges increases as the transformers age. This can lead to catastrophic system failures and damage to utility assets.

Steven Van Fleet, President of MAST stated “We are very pleased to partner with Northeast Utilities. They have a competent project team and a strong desire to be the leader in solving this difficult industry problem. We are planning to introduce to this industry a new generation of sensors that will characterize the magnitude, the shape, and the location of root cause of partial discharges. Our deliverables include MEMs sensors deployed throughout the transformer, wireless communication, scavenged sensor power and an efficient communication system. This will provide previously unavailable data and notice to their Operation team, in a timely manner to allow actionable decision. This will significantly improve the risk profile for utility companies.”

Joseph Fuda, President of Micromem Technologies stated “Continuing our practice of contracting with industry leaders has provided Micromem opportunities for distribution of our patented technology that would otherwise take years to develop.”

Ken Bowes, VP of Northeast Utilities and the lead executive assigned to this collaborative effort stated “This breakthrough sensor technology will change the way Northeast Utilities predicts electrical faults in transformers and power cables improving the service reliability for our customers."

“Northeast Utilities (NYSE: NU), a Fortune 500 and Standard & Poor’s 500 energy company based in Connecticut and Massachusetts operates New England’s largest energy delivery system. NU is committed to safety, reliability, environmental leadership and stewardship, and expanding energy options for its more than 3.6 million electricity and natural gas customers.” http://www.nu.com/

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing:     NASD OTC-Bulletin Board - Symbol: MMTIF
                   CNSX - Symbol: MRM
Shares issued: 158,891,425
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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